

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Hany Rashwan
Chief Executive Officer
Ark 21Shares Bitcoin ETF
c/o 21Shares US LLC
477 Madison Avenue
New York, NY 10022

> **Re: Ark 21Shares Bitcoin ETF**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed September 7, 2023**
> **File No. 333-257474**

Dear Hany Rashwan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. Based on our preliminary review of your registration statement, we have the following initial set of comments. Once you have amended your registration statement and responded to each of these comments, we will provide you with more detailed comments relating to your registration statement, as appropriate.

2. We note that your registration statement includes a number of blanks or omitted information, including, for example, the name of the initial Authorized Participant and any other Authorized Participants you expect to participate in the distribution, the names of

and other required disclosures related to the executive officers of the Sponsor, the material terms of your agreements with your service providers as well as the exhibits containing these agreements. Please revise to include this information in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

3.   We refer you to our December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets, located on our website at the following address: https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-markets. Please consider the issues identified in the sample letter as applicable to your facts and circumstances, and revise your disclosure accordingly.

Risk Factors, page 11

4.   Provide a materially complete description of the risks related to bitcoin and the bitcoin network, including, for example:
- Volatility in the price of bitcoin;
- Environmental risks from bitcoin mining;
- The use of bitcoin in illicit transactions; and
- The risk that rewards for mining bitcoin are designed to decline over time, which may lessen the incentive for miners to process and confirm transactions on the bitcoin network.

The Trust and Bitcoin Prices
Use of the CME CF Bitcoin Reference Rate -- New York Variant, page 50

5.   Please revise your disclosure to provide a materially complete description of the index methodology. Please also address the following in your disclosure regarding the index:
- Include a table with market share for each constituent trading platform comprising the index used to calculate the Bitcoin Index Price;
- Explain how the identified trading platforms are selected and describe how the Bitcoin Index Price is calculated by providing an example of the calculation;
- Disclose the extent to which the Sponsor has discretion to select a different index; and
- Disclose whether the Sponsor will notify investors of changes to the constituent trading platforms used to calculate the index, and, if so, how the Sponsor will notify the investor of such changes.

Calculation of NAV, page 53

6.   Please include a materially complete description of the methodology to be used to calculate NAV and disclose how you will value your bitcoin holdings for GAAP purposes. Please also tell us how you intend to develop accounting and valuation policies

to address significant events related to crypto assets. For example, explain to us how your valuation policies will address the potential for a blockchain for a crypto asset to diverge into different paths (i.e., a "fork") and airdrops.

Additional Information About the Trust, page 55

7.   Please revise your disclosure to address the competition you will face in launching and sustaining your product. Please also revise your risk factors to address the risks associated with this competition, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product.

Custody of the Trust's Assets, page 61

8.   Please revise to provide a materially complete discussion of your bitcoin custody arrangements. For example, please consider addressing the following:
   • Describe the material terms of your agreement with the Custodian;
   • Describe how the Custodian will store the private keys, including whether they will be commingled with assets of other customers, and the geographic location where they will be stored;
   • Disclose whether any entity will be responsible for verifying the existence of the bitcoins; and
   • Disclose whether and to what extent the Custodian carries insurance for any losses of the bitcoin that it custodies for you.

Plan of Distribution, page 64

9.   Please include a materially complete discussion of the creation and redemption process. As appropriate, please also address the following:
   • Discuss the potential impact on the arbitrage mechanism of the price volatility, trading volume, price differentials across bitcoin trading platforms, and the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise; and
   • Describe the mechanics of how the creation and redemption process will work between the Trust, the Authorized Participants and the Custodian, including a discussion of whether and to what extent creation and redemption transactions will be settled on-chain or off-chain, and any risks associated with the settlement process.

10.   Please discuss whether and to what extent the size of your creation and redemption baskets could have an impact on the arbitrage mechanism in light of the market for bitcoin.

Conflicts of Interest, page 71

11.   Please revise to disclose all existing and potential conflicts of interest between your Sponsor and its affiliates and the Trust. Please also disclose whether you have a code of conduct or other requirements for pre-clearance of bitcoin-related transactions that apply

to your employees, the Sponsor, or any of its affiliates.

Experts, page 80

12. Please revise to include this information in your next amendment, or tell us when you intend to do so.

Financial Statements, page F-1

13. We note your disclosure that your audited financial statements will be provided by amendment. Please confirm you will file these audited financial statements in a pre-effective amendment as soon as they are available in order to allow the staff sufficient time to complete its review. Please also confirm your understanding that the staff will need sufficient time to review the audited financial statements and related information, and we may have additional comments at that time.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets